UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2021

Commission File Number: 001-39307

Legend Biotech Corporation

(Translation of registrant’s name into English)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Underwriting Agreement

On December 16, 2021, Legend Biotech Corporation (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Jefferies LLC, Piper Sandler & Co. and Barclays Capital Inc., relating to the underwritten public offering (the “Offering”) of 7,500,000 American Depositary Shares, or ADSs, representing 15,000,000 ordinary shares, at a price to the public of $40.00 per ADS. The gross proceeds to the Company from the Offering are expected to be $300.0 million, before deducting underwriting discounts and commissions and estimated offering expenses. The Offering is expected to close on or about December 20, 2021, subject to the satisfaction of customary closing conditions. The Company has also granted the underwriters a 30-day option to purchase up to 1,125,000 additional ADSs at the public offering price, less the underwriting discounts and commissions.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-257609), which was filed and automatically effective on July 1, 2021, as supplemented by a prospectus supplement dated December 16, 2021.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make because of such liabilities. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein. The legal opinion of Harney Westwood & Riegels LLP relating to the ordinary shares is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

On December 16, 2021, the Company issued a press release announcing the pricing of the Offering. A copy of this press release is filed as Exhibit 99.1 to this Form 6-K.

The information contained in this Form 6-K, including Exhibits 1.1 and 5.1 hereto, but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-257625 and 333-257609) and the Company’s Registration Statement on Form S-8 (Registration No. 333-239478).

EXHIBIT LIST

Exhibit	Description

1.1	Underwriting Agreement

5.1	Opinion of Harney Westwood & Riegels LLP

23.1	Consent of Harney Westwood & Riegels LLP (included in Exhibit 5.1)

99.1	Press Release dated December 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation

Date: December 17, 2021	By:	/s/ Ying Huang
Name Ying Huang, Ph.D.
Title: Chief Executive Officer & Chief Financial Officer